Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GLOBA TERRA ACQUISITION CORPORATION

RESOLVED, as a special resolution that, the Amended and Restated Memorandum and Articles of Association of the Company be amended as follows:
Article 49.7 shall be replaced by the following clause:
“49.7 In the event that:
(a) the Company does not consummate a Business Combination by (A) the date being 15 months from the consummation of the IPO (the “Initial Expiry Date”) provided (1) the Initial Expiry Date shall be extended by one month, to November 9, 2026 (the “Initial Extension”), subject to the deposit into the Trust Account of US$0.03 per Public Share in issue as of the date of the general meeting at which the Special Resolution approving the Initial Extension is passed (the “Initial Extension Payment”), such deposit to be made within two business days following such general meeting and prior to the redemption of any Public Shares in connection with such Special Resolution, and (2) following the Initial Extension, that the board of Directors may, without a shareholder vote, elect to further extend such date by up to eight (8) times, by an additional one month each time (such Initial Expiry Date as extended by the Initial Extension or, if further extended by the Directors in accordance with this Article, the last date to which it has been so extended, the “Deadline Date”), by depositing the lesser of (x) US$0.04 per non-redeemed Public Share per month and (y) US$50,000 per month, into the Trust Account for each such month; or (B) such later time as the Members may approve by Special Resolution in accordance with the Articles; or
(b) if the Directors, acting in good faith, determine by resolution, and provide notice in writing to the Members, that the Company is unable to consummate a Business Combination by the Deadline Date, the Company shall:
(i) cease all operations except for the purpose of winding up;
(ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”
The following shall be inserted as a new Article 49.8A immediately following Article 49.8:
“49.8A Notwithstanding Article 49.8, in connection with the Special Resolution approving the Initial Extension and the further extensions contemplated by Article 49.7(a), the redemption of Public Shares pursuant to Article 49.8 shall take place only following the deposit of the Initial Extension Payment into the Trust Account, such that each Public Share in issue as at the date of the general meeting at which such Special Resolution is passed shall participate in the Initial Extension Payment, whether or not such Public Share is subsequently redeemed and irrespective of whether or how the holder thereof voted on such Special Resolution, and the per-Share redemption price payable in respect of each Public Share so redeemed shall include its pro rata portion of the Initial Extension Payment. If such Special Resolution is not passed, no Initial Extension Payment shall be made.”